

March 7, 2011

Mr. Chris Yun Sang So
Chief Executive Officer
Greatmat Technology Corporation
Room 2102-03, 12/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

      RE: **Greatmat Technology Corporation**
              Item 4.01 Form 8-K filed March 4, 2011
              File No. 0-53481

Dear Mr. So:

We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

2. In addition, we note your disclosure that the report of Albert Wong & Co. dated October 6, 2010 on your financial statements in the Form 10-K for the fiscal year ended July 31, 2010 contained an explanatory paragraph which noted that there was substantial doubt as to your ability to continue as a going concern. It also appears that the report of Albert Wong & Co. dated November 12, 2009 on your financial statements in the Form 10-K for the fiscal year ended July 31, 2009 contained an explanatory paragraph which noted that there was substantial doubt as to your ability to continue as a going concern. As such, please revise your disclosure in an amended Form 8-K to also address the explanatory paragraph in the report dated November 12, 2009.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant